SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement.

At the Market Offering of Ordinary Shares

On December 1, 2016, Vascular Biogenics Ltd. (the “Company”), entered into separate Equity Distribution Agreements (the “Agreements”) with each of JMP Securities LLC and Chardan Capital Markets, LLC (each referred to as an “Agent” and collectively as the “Agents”) to implement an “at the market offering” program under which the Company, from time to time, may offer and sell its ordinary shares, NIS 0.01 par value, having an aggregate offering price of up to $20,000,000 (the “Shares”) through the Agents.

Subject to the terms and conditions of the Agreement, each Agent will use its commercially reasonable efforts to sell the Shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the Shares, and may at any time suspend sales under the Agreements or terminate the Agreements in accordance with their terms. The Company has provided the Agents with customary indemnification rights, and the Agents will be entitled to a fixed commission of 3.0% of the aggregate gross proceeds from the Shares sold. The Agreements contain customary representations and warranties, and the Company is required to deliver customary closing documents and certificates in connection with sales of the Shares. The Company may instruct only one Agent to offer and sell Shares under the applicable Agreement on any single given day.

Sales of the Shares under the Agreements will be made in transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including sales made directly on the NASDAQ Global Market at market prices, in negotiated transactions at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, and/or any other method permitted by law.

The description of the Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which are attached hereto as Exhibits 10.1 and 10.2 and incorporated by reference herein.

A Registration Statement for the Shares has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on October 19, 2015. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-207250.

Forward-Looking Statements

Statements in this report that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, the Company’s issuance of securities and the amount of proceeds from the offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any results expressed or implied by such forward-looking statements. Risk factors that may cause actual results to differ are discussed in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2015. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company is providing this information as of the date of this report and does not undertake any obligation to update any forward-looking statements contained in this report as a result of new information, future events or otherwise.

Exhibits.

Exhibit Number	Description

5.1	Opinion of Horn & Co., Law Offices

10.1	Equity Distribution Agreement, dated December 1, 2016, by and between Vascular Biogenics Ltd. and JMP Securities LLC

10.2	Equity Distribution Agreement, dated December 1, 2016, by and between Vascular Biogenics Ltd. and Chardan Capital Markets, LLC

23.1	Consent of Horn & Co., Law Offices (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: December 1, 2016	By:	/s/ Dror Harats
Name: Dror Harats
Title: Chief Executive Officer